
RECD S.E.C.
JAN 3 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒


02000275

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Canon Components Kabushiki Kaisha
(Name of Subject Company)

Canon Components, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Canon Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Canon Components, Inc.
3461-1, Shichihongi, Kamisatomachi,
Kodama-gun, Saitama 369-0393
0495-33-3111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Toshizo Tanaka
Canon Inc.
30-2, Shimo-maruko 3-chome,
Ohta-ku, Tokyo 146-8501
03-3758-2111

Eugene C. Gregor
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo 107-0052

January 31, 2002
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1 (a)-1.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on January 31, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Toshizo Tanaka
Senior Managing Director, Group Executive Finance & Accounting Headquarters

(Name and Title)

January 31, 2002
(Date)

(TK) 04195/014/SEC/FormCB.filing.wpd

EXHIBIT INDEX

Exhibit	***Description***	**Page No.**
I.1(a)-1	Announcement of Going-Private Transaction of Canon Components, Inc. by Canon Inc. dated January 31, 2002	5

Exhibit I.1(a)-1

Announcement of Going-Private Transaction of
Canon Components, Inc.
by
Canon Inc.

January 31, 2002

Canon Inc. and Canon Components, Inc. are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed Share Exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Canon Components, Inc. otherwise than under the Share Exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

January 31, 2002

To All:

Canon Inc.		**Canon Components, Inc..**	
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo		3461-1, Shichihongi, Kamisatomachi, Kodama-gun, Saitama	
President & CEO:	Fujio Mitarai	President & CEO	Shoji Ichikawa
Code Number:	7751	Code Number:	6906
Listed Exchanges:	TSE, OSE, NSE (First Section) FSE, SSE	Listed Exchanges:	OTC
Contact:	Hajime Hirai Group Executive, Corporate Communications Headquarters	Contact:	Yasuhiko Takagi Director Administration Center, Senior General Manager
Tel:	03-3758-2111	Tel:	0495-33-3111

Announcement of Going-Private Transaction of Canon Components, Inc. by Canon Inc.

Canon Inc. ("Canon") and Canon Components, Inc. ("CCI") executed a memorandum of understanding ("MOU") today on making CCI a wholly-owned subsidiary of Canon through a share exchange, following resolutions by their respective board of directors' ("BOD") meetings today.

Description

1. Purpose of the Transaction

From 1994 to 1995, Canon took several of its domestic manufacturing subsidiaries public on the over-the-counter market with the goal of establishing accountability and independence from the parent, allowing those subsidiaries to be more than merely manufacturing subsidiaries that support the parent's business. This goal was to be achieved with those subsidiaries manufacturing and selling competitive products that do not compete with Canon's business, and developing original technologies. CCI was one such company that was taken public on December 2, 1994.

Canon's basic policy is to cause its domestic manufacturing subsidiaries to establish competitive, independent business operations through the shared use of the core technologies of each Canon Group company and Canon's technological assets, thereby promoting diversification within the Group. This policy is also stressed in Phase II of Canon's "Excellent Global Corporation Plan", a project launched in 2001 under which the Canon Group as a whole is striving to achieve global excellence. Canon's business strategy with respect to CCI was reexamined in light of this policy.

CCI's components division, which produces contact sensors and Bubble Jet cartridges, operates its business through close technological collaboration with Canon. However, CCI's core business unit, the printed circuit board business, which has maintained original technologies and independent sales channels since its establishment, has been harmed due to domestic and international price erosion and losses of revenues due to a shift of manufacturing operations overseas by CCI customers.

As a part of its rationalization plan, Canon believes CCI may be transformed into a more competitive key devices company with enhanced profitability. Production of unprofitable components for printed circuit boards is expected to be outsourced overseas with the aim of improving profitability, and the use of resources is expected to be focused on selected areas, such as printed circuit board design, contact sensor, Bubble Jet cartridges, and other businesses that relate to new technologies in which CCI can strategically collaborate with Canon.

Under a plan that focuses on increased technological collaboration with Canon in its current and new businesses and de-emphasizes the printed circuit board manufacturing business that generates higher revenues from outside the Canon Group, Canon believes that there is very little reason for CCI to remain an independent, public entity.

Canon believes that making CCI a wholly-owned subsidiary of Canon through a share exchange would support CCI's goal in the execution of CCI's rationalization plan.

By making CCI a wholly-owned subsidiary of Canon, the parties believe that CCI's decision-making processes may be streamlined, and enhance CCI's efforts to establish itself as the key device company of the Group, revitalized by an integrated strategy with closer technological collaboration with Canon.

2. Terms of the Share Exchange

(1) Expected Schedule of the Share Exchange

January 31, 2002	BOD meeting of both parties to approve MOU on share exchange
	Execution of MOU on share exchange
February 26, 2002	BOD meeting of both parties to approve share exchange agreement
	Execution of share exchange agreement
March 20, 2002	CCI Shareholders' meeting to approve share exchange agreement
May 1, 2002	Effective date of share exchange (assuming approval of CCI shareholders)

(2) Share Exchange Ratio

Company	Canon Inc.	Canon Components, Inc.
Exchange Ratio	1	0.05

(Notes)

1. Allotment ratio of shares

   For every share of CCI, 0.05 shares of Canon will be allotted and delivered. However, there will be no allotment with respect to the 8,289,600 shares of CCI currently owned by Canon.

   Note that 1,000 Canon shares constitute a trading unit, and therefore, CCI shareholders owning less than 20,000 CCI shares will, after the exchange, hold less than a trading unit of Canon shares. Persons holding less than one trading unit of Canon shares will not have voting rights.

2. Basis for valuation of exchange ratio

   The share exchange ratio calculation was determined in discussions between Canon and CCI, taking into account a valuation provided by The Nikko Cordial Securities Co. Ltd. ("Nikko Cordial Securities") at the parties' request. The above exchange ratio may be amended by agreement between the parties if there is a material change in the fundamental assumptions upon which the valuation is based.

3. Results, method, and basis for the third-party valuation

   In conducting the valuation of the exchange ratio, Nikko Cordial Securities has calculated the share exchange ratio based upon a comprehensive evaluation of an average stock price analysis for Canon shares, and an average stock price analysis and a net asset value analysis for CCI shares. Shin Nihon & Co. has issued an opinion affirming the fairness of Nikko Cordial Securities' valuation results, methods, and bases for the valuation.

4. New shares to be issued through the share exchange

   243,360 shares of common stock

5. Cash adjustment to share exchange

   There will be no cash adjustment to the share exchange.

3. Description of the Share Exchange Parties

		Canon Inc.	Canon Components, Inc.
(1)	Legal name	Canon Inc.	Canon Components, Inc.
(2)	Main businesses	1. Production and sales of various optical machinery 2. Production and sales of various audio, electric, and electronic machinery 3. Production and sales of precision machinery 4. Production and sales of various medical machinery 5. Production and sales of various general machinery 6. Production and sales of parts and components of the above products 7. Programming and sales of software	1. Production and sales of various electric and electronic machinery 2. Production and sales of precision machinery 3. Production and sales of various optical machinery 4. Production and sales of parts and components of the above products 5. Programming and sales of software 6. Information technology services and information procurement services 7. Telecommunication engineering, electric engineering, and equipment installation 8. Any other service that relates to the above activities
(3)	Date of establishment	August 1937	October 1979
(4)	Registered head office	Ohta-ku, Tokyo	Kodama-gun, Saitama
(5)	Representative	Rep. Director Fujio Mitarai	Rep. Director Shoji Ichikawa
(6)	Paid-in capital	165,287 million yen, as of 12/31/2001	1,710 million yen, as of 12/31/2001
(7)	Issued shares	876,282 thousand shares, as of 12/31/2001	13,156 thousand shares, as of 12/31/2001
(8)	Shareholders' equity	1,118,443 million yen, as of 12/31/2001	1,320 million yen, as of 12/31/2001
(9)	Total assets	1,658,066 million yen, as of 12/31/2001	18,520 million yen, as of 12/31/2001
(10)	Fiscal year-end	December 31	December 31
(11)	Employees	19,580 employees, as of 12/31/2001	835 employees, as of 12/31/2001
(12)	Major business contacts	Suppliers: Oita Canon Inc. Canon Chemicals Inc. Nagahama Canon Inc. Customers: Canon U.S.A., Inc. Canon Europa N.V. Canon Sales Co., Inc.	Suppliers: Canon Inc. Asia Optical International Limited Nippon Sheet Glass Co., Ltd. Customers: Canon Inc. Canon Zhuhai, Inc. Mustec System Inc.
(13)	Principal shareholders and ownership, as of 12/31/2001	The Dai-Ichi Mutual Life Insurance Company 7.54% State Street Bank and Trust Company 5.18% Japan Trustee Services Bank, Ltd. 5.06% The Mitsubishi Trust and Banking Corporation 3.38% The Chase Manhattan Bank NA London SL 3.35%	Canon Inc. 63.01% Employees' Stockholding 3.96% The Dai-Ichi Mutual Life Insurance Company 1.37% Yasuda Fire and Marine Insurance Co., Ltd. 0.91% The Fuji Bank, Limited 0.91%
(14)	Major banks	The Fuji Bank, Limited Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. The Industrial Bank of Japan, Limited	The Fuji Bank, Limited Sumitomo Mitsui Banking Corporation The Yasuda Trust and Banking Co., Ltd. The Asahi Bank, Ltd.
(15)	Relationship between the parties	Capital	Canon owns 63.0% of CCI's outstanding shares
		Personnel	Two of Canon's directors also serve as extraordinary board members on CCI's board
		Business	44.5% (11,561 million yen, as of 12/31/2001) of CCI's revenues are generated from business with Canon

(16) Business Results for the Three Most Recent Fiscal Years

(Unit: Million Yen)

	Canon Inc.			Canon Components, Inc.		
Fiscal Year Ended	December 1999	December 2000	December 2001	December 1999	December 2000	December 2001
Revenues	1,482,393	1,684,209	1,707,459	30,974	33,762	25,993
Operating Income	102,674	178,762	193,389	(1,613)	(252)	(118)
Recurring Profit	113,506	155,947	211,127	(2,125)	(1,085)	(513)
Net Income (Loss)	59,141	88,414	39,163	(2,253)	(1,226)	(1,978)
Net Income (Loss) Per Share (Yen)	67.92	101.32	44.71	(171.28)	(93.23)	(150.43)
Annual Dividend Per Share (Yen) (1)	17.00	21.00	25.00	–	–	–
Shareholders' Equity Per Share (Yen)	1,134.98	1,251.31	1276.45	344.00	250.78	100.35
Dividend Payout Ratio	25.04%	20.76%	55.93%	–	–	–

Note: (1) Annual Dividend Per Share includes interim dividends.

4. Situation After the Share Exchange

(1) Canon's Paid-In Capital

1. Canon's paid-in capital will not increase as a result of the share exchange.
2. The increase in capital reserves will be the product of (a) the net assets of CCI on the effective date of the share exchange and (b) the percentage of outstanding CCI shares that will be exchanged with Canon shares in the share exchange.

(2) Impact on Canon's Business Results

CCI is already a consolidated subsidiary of Canon, and therefore the impact of the share exchange on Canon's future consolidated business results is not expected to be material.

Both parties aim to improve their business results through further rationalization and consolidation of the Group's resources.